UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 13, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street
Medford, Oregon 97501
(Address of Principal Executive Office)

Registrant's telephone number including area code 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

From time to time, Lithia Motors makes presentations to investor conferences or investor groups. The current version of its presentation is attached as Exhibit 99. All of the information in the presentation, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

Item 9.01 Financial Statements and Exhibits.

- (a)   Not applicable.
- (b)   Not applicable.
- (c)   Exhibits.
    - (99)   Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC.
(Registrant)

Date: October 13, 2004   By: /s/ Kenneth E. Roberts
                                       Kenneth E. Roberts
                                       Assistant Secretary



October 2004

Before we begin, ...

…the Company wants you to know that this presentation includes forward looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the Company's filings with the SEC.

LITHIA

The Beginning… "Since 1946"

"Lithia" – It's the water



1947 Photo

LITHIA

Lithia Motors Inc.

➢ Established by Walt DeBoer in 1946 as a retailer of new and used vehicles in Ashland, Oregon

➢ Sid DeBoer takes control of store in 1968

    ❖ Grew to $140 million as a private company

➢ Became a public company December 18, 1996

LITHIA

Lithia - The Industry Operator

Store Locations



- ➢ I.P.O. in Dec. 1996 - 5 Stores

- ➢ 84 Stores in 12 states

- ➢ $2.5Bn revenues in 2003

- ➢ The 8th largest U.S. auto retailers

- ➢ 21% E.P.S. CAGR

- ➢ Target 15-20% long-term E.P.S. growth

LITHIA

Industry Leading Management Team

Name	Position	Years with Lithia	Automotive Experience
Sid DeBoer	Chairman and CEO **(Board of Directors)**	40	40
M.L. Dick Heimann	President and COO **(Board of Directors)**	34	37
R. Bradford Gray	Executive Vice President **(Board of Directors)**	23	29
Jeff DeBoer	Senior Vice President and CFO	7	7
Bryan DeBoer	Executive Vice President	15	15
Don Jones	Senior Vice President, Retail Operations	15	20

LITHIA

Balanced Regional Revenue



Percent Share of Revenues by Region
(Pro-Forma for All Announced Acquisitions)

- MT 5%
- Neb. 2%
- OK 1%
- S.D. 3%
- Nevada 6%
- AK 8%
- Idaho 7%
- Colorado 9%
- Texas 14%
- California 14%
- Oregon 16%
- Washington 15%

LITHIA

Offering Summary

	Date	Shares	Price	Raised
IPO:	12/23/96	2,500,000	$11.00	$25,600,000
Secondary:	5/6/98	3,000,000	$14.50	$41,000,000
Secondary:	3/1/02	4,500,000	$18.25	$77,200,000

➤Equity Raised: $144 Million

➤Retained Earnings 2003: $157 Million

➤**Total Equity (raised + retained)**   **$301 Million**

➤Convertible Debt $82.5 Million

LITHIA

Internally Driven Growth Potential

Free Cash Flow & Same Store Sales

Internally-Funded Acquisition Growth (Free Cash Flow):   10%

Same-Store Growth: 5%

Total Internal Growth Potential: 15%

LITHIA

Quarterly Dividend for 2Q 2004

➢ $0.08 Quarterly Dividend – raised from $0.07

➢ Payable August 16 to shareholders of record August 2nd

➢ Now advantageous from a tax perspective

➢ First in our sector to offer a dividend

❖ Strong Cash Flows

❖ Strong Balance Sheet **(39% LT/Debt to Cap. ratio)**

❖ Will not materially affect growth plans

LITHIA

Valuation - Lithia

➤ Share Price Offering (1996)	$11.00
➤ P/E (1997 Earnings: $0.87)	12.6x
➤ Book Value (1996)	$4.22
➤ Price/Book	2.6x

➤ Share Price (9/21/04)	$21.14
➤ Forward P/E (2004 Estimate - $2.18)	9.7x
➤ Book Value (2Q 2004)	$20.38
➤ Price/Book	1.0x

LITHIA

Strong Industry Dynamics

LITHIA

Huge and Fragmented Industry

Nearly $1 Trillion Market



Service & Parts

Finance & Insurance

$10Bn

$380Bn

$375Bn

New Vehicle

$372Bn

Used Vehicle

Highly Fragmented Sector

% of Sales

Top 100 Dealer Groups

Public groups 5.8%



16.5%

83.5%

All Other Dealers

Source: Automotive News Data Center 2003

LITHIA

Stable Profitability

➤ Manufacturer incentives

➤ 50%+ variable costs

➤ Multiple brands

➤ Diversified profit sources



Updated through 2003

Big 3: GM and Ford North American Operations
DCX only provides operating margin data

Source: MSDW and NADA

LITHIA

Strong Underlying Sector Dynamics

➤ Tremendous manufacturer support

➤ Protected trade areas

➤ Counter-cyclical business lines; Gross margins historically improve in a downturn

➤ Involved in 100% of the product cycle

 ❖ Sale and trade-in of new/used vehicles

 ❖ Repair/Service of new/used vehicles

 ❖ Finance/Warranty of new/used vehicles

LITHIA

Operations

Proven Execution of the Original Lithia Business Model

➢ Specialized operational support teams

➢ Common Computer System - Intranet

❖ Centralized in Medford, OR

➢ Fully Integrated Sales Systems

➢ Common practices in all stores - uniform MIS

➢ Standardized asset management tools

➢ Platform building instead of buying

➢ Market specific Micro economies of scale

LITHIA

Macro Economies of Scale

➢ Largest Dealer Group – highest margins in the sector

➢ Top Management spread over a large base

➢ Major Supplier Contracts

➢ Payroll & Accounting Services

➢ Lower Floorplan Expense

➢ Computer & Internet Services

➢ Advertising Expense

➢ Insurance

LITHIA

Diversified Businesses Drive Profitability

% of Sales



Service, Body & Parts — 11%
F&I — 4%
New Vehicles — 57%
Used Vehicles — 28%

% of Gross Profit[1]



F&I — 22%
New Vehicles — 27%
Used Vehicles — 21%
Service Parts & Body Shop — 30%

First Six Mo. 2004

Note: GPM: Gross Profit Margin

(1) Excludes fleet sales with 0.2% of revenues and 0.3% of gross profit.

LITHIA

High Margin Revenues



First-Half 2004 Gross Margins

S/B/P: 48.0%

Category	Margin
New Retail	7.8%
Used Retail	14.4%
Parts	35.0%
Body Shop	45.0%
Service	68.0%
F&I	99.7%

LITHIA

New Vehicles

LITHIA

Promo Pricing – Drives New Vehicle Sales

➢ Low price on popular makes and models

➢ Low price on a large selection of vehicles (not just 1!)

➢ Options the customer wants at an affordable and competitive price

➢ Clear and understandable pricing which includes rebates

➢ Reduces haggling and speeds up the sales process

LITHIA

New Vehicles - Increase Market Share

➢Franchise - 79% in exclusive markets or with dominant market position

➢Leverage manufacturers' new vehicle incentives, rebates and advertising

➢Improve allocation of high demand vehicles

➢Units in Operation drive profitable sales of other product lines

➢Helps ensure future acquisition opportunities

LITHIA

New Vehicle Margins



2Q 2004

Source: Stephens Inc.

23

New Vehicle Revenue by Brand



As of 06/30/04

24

Used Vehicles

LITHIA

Promo Pricing – Drives Used Vehicle Sales

➢ $99 dollars down delivers!

➢ Vehicles grouped by price and payment level

➢ Clear and understandable pricing which includes warranty

➢ Reduces haggling and speeds up the sales process

➢ Resolves the biggest issues for salespeople and the customer!

  ➢ Price

  ➢ Down Payment

  ➢ Monthly Payment

LITHIA

Used Vehicles - Lithia's Advantages

➢Higher gross margins than new

➢Centralized purchasing of late model vehicles

➢Margins improving (1Q'03 - 2Q'04)

➢More stable than new in recessions

➢Regionalized wholesale auctions of unwanted trades

❖Wholesale profits - 4 consecutive quarters

LITHIA

The Used Vehicle Opportunity



Full-Year 2003

LITHIA

Used Vehicle Margins



2Q 2004   ☐ LAD ☐ GPI ☐ ABG ☐ AN ■ SAH ☐ UAG

Source: Stephens Inc.

LITHIA

Finance & Insurance

LITHIA

Finance & Insurance

➢ Automatic Sale: without significant expense

  ❖ Financing, Lifetime Oil, Service Contracts, Other

➢ 95% of the customers finance

  ❖ Lithia penetration rate 76%

➢ Increase staffing

➢ Fixed pricing and uniform practices

➢ Competitive financing - good for the customer

LITHIA

Maximizing the F&I Opportunity

Non-Recourse Business

F&I Penetration



F&I per Vehicle ($)



LITHIA

Parts/Service & Body Shop

Parts/Service & Body Shop

Stable and Less-cyclical

➢ Absorbs significant amount of dealership fixed costs

➢ Exclusive manufacturer warranty and service contracts

➢ Variable pricing structure

➢ Lifetime oil contracts — 38% of all sales customers

➢ Maintains customer loyalty

➢ 48.0% Gross margins

➢ Grow Body Shops by 5% annually

LITHIA

Improvements in Gross Margin



Parts & Service Gross Margin

Internet - Overlaying it all



-CRM partnership with ADP
-Vehicle and Price Research
-"Right Relationship 360"
   system for customer
   management and retention

-Internet Lead Management
-Showroom Control
-Data mining, management reporting
-Enhanced E-commerce capabilities

Acquisition Strategy

LITHIA

Acting on the Opportunity

70 Current Target Markets West of the Mississippi



● **84 Current Locations**

LITHIA

Successful Acquisition Strategy

➢ Consistent Acquisition Growth

➢ Goal: Average at least 15% a year in annualized revenues to existing revenue base.

➢ When the economy softens we see more and better acquisition opportunities

➢ Acquisition/Operation strategy is manufacturer friendly

➢ 2004 YTD - $280 Million in acquired revenues



Acquisition History

($ in Millions)

	2000	2001	2002	2003
Annualized Revenues	$254	$343	$455	$330

LITHIA

Industry Ripe for Acquisitions by Lithia

➢ Exit strategy for retirement

➢ No clear succession plan

➢ Increasing capital requirements

➢ Manufacturers desire best practices/efficiencies

➢ Weak recent economic environment

➢ Time to buy is now - greater availability of stores



"Average Dealer"

Our Differentiated Acquisition Approach

➢ Focus on <u>average operators</u> with major brands

➢ Unique market focus

  ❖ Regional focus - 79% in dominant/exclusive markets

  ❖ Select metro opportunities

➢ Requires significant investment in infrastructure

  ❖ Integration Teams & Uniform Systems

LITHIA

Our Opportunity

22,199 independent stores operated by 14,000 dealers



Optimal Acquisition Target Zone

75% (16,650 stores)

2001 Pre-Tax Margins

Source: NADA

LITHIA

Disciplined Acquisition Profiling

Discipline
➢ Pay 3.0x-4.0x trailing; 1.5-2.5x forward EBITDA
➢ Target <u>minimum</u> 15% ROIC
➢ Accretive transactions
➢ Experienced M&A team
➢ Apply the Lithia business model
➢ Cash purchases

LITHIA

Case Study: Texas Acquisitions (Stable Market)

2003 (Full-Year Lithia Ownership) vs. 2001 (Previous Owner)

➢ 7 Stores acquired in 2002

➢ Brands: Chrysler/Dodge/Jeep(3), Chevrolet (3), Honda (1)

➢ Total Retail Sales   +7.5%

➢ Total SG&A Margin: -50 basis points

➢ Pre-Tax Margin: +100 basis points

➢ Pre-Tax Profits: +38%

➢ After Tax ROI (2003):   20%

LITHIA

Case Study: Omaha Ford

First Half 2004 vs. First Half 2003

➢ Benefits of getting the right management and Lithia's systems in place!

➢ Total Retail Sales   +3.6%

➢ Gross Profit Margin: 19.8% vs. 16.3%

➢ Total SG&A Margin: 14.7% vs. 18.7%

➢ Pre-Tax Margin: 4.7%   vs. -3.6%

➢ Gross Profit New/Unit: + $499 (397 vs. 426 units)

➢ Gross Profit Used/Unit: + $346 (502 vs. 350 units)

➢ F & I per Retail Unit: + $315 ($1,046 vs. $731)

LITHIA

Build vs. Buy



First-Half 2004

46

Disciplined Acquisition Strategy



Financial Review

LITHIA

2003 Performance



Same-Store Sales Growth Rates (2003)



New Retail
+6.2%

Used Retail
-9.3%

Total
1.2%

Finance
and Insurance
+5.1%

Parts & Service
+0.7%

LITHIA

Same-Store Sales Growth Rates (6-Year)



New Retail +7.1%

Used Retail -1.2%

Total 4.1%

Finance and Insurance +6.9%

Parts & Service +1.7%

LITHIA

First Half 2004 Performance



REVENUES +10%

RETAIL SAME STORE GROSS PROFIT +2.0%

OPERATING PROFITS +32%

LAD

RETAIL SAME STORE SALES -2.0%

EPS +37%

NET PROFITS +42%

LITHIA

2Q 2004 Performance



Strong Annual Revenue Growth

$ in Millions



LITHIA

Net Income Growth



$ in Thousands

Earnings Per Share Growth



Conclusion

LITHIA

Key Investment Highlights

➢30+ years auto retail operating experience

➢Proven execution of *The Lithia Business Model*

➢Differentiated acquisition strategy and successful track record

➢Long-term growth opportunity

LITHIA

